Exhibit 4.9

Execution Version

NOMINATION RIGHTS AGREEMENT

This Nomination Rights Agreement is made and entered into this 15th day of January, 2018.

BETWEEN:

OMEGA FUND IV, L.P., a limited partnership formed under the laws of Cayman Islands (the “Investor”)

- and -

ESSA PHARMA INC., a corporation incorporated under the laws of British Columbia (the “Corporation”)

WHEREAS the Investor desires to purchase an aggregate of 20,000,000 securities comprised of a combination of Shares and pre-funded common share purchase warrants of the Corporation (the “Investment”) as part of a larger offering of Shares and pre-funded common share purchase warrants of the Corporation by way of a second amended and restated prospectus supplement dated January 5, 2018 to a short form base shelf prospectus dated December 22, 2015.

AND WHEREAS but for the entry into of this Agreement by the Corporation, to set out certain rights the Investor will have in respect of the affairs of the Corporation, the Investor would not make the Investment.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.01	Definitions

In this Agreement, in addition to the terms defined above, the following definitions apply:

(a)	“affiliate” has the meaning ascribed to that term in the Business Corporations Act (British Columbia);

(b)	“Agreement” means this Nomination rights agreement as it may be supplemented, amended, restated or superseded from time to time in accordance with the terms hereof;

(c)	“Board” means the board of directors of the Corporation, as constituted from time to time;

(d)	“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday in Vancouver, British Columbia;

(e)	“Effective Date” means the date of the closing of the Investment;

(f)	“Exchange” means the TSX Venture Exchange, the Nasdaq Capital Market and/or such other stock exchange that the Shares may be listed from time to time;

(g)	“Management” means the management of the Corporation;

(h)	“Nominating Committee” means any ad-hoc or standing committee of the Board constituted from time to time for the purpose of making recommendations of nominees for directors to the Board or, if no such committee is constituted, the Board; and

(i)	“Shares” means common shares in the capital of the Corporation.

1.02	Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)	The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)	References to a “Section”, “Subsection” or “Article” followed by a number or letter refer to the specified section, subsection or article of this Agreement.

(c)	Headings of sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(e)	In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Vancouver time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Vancouver time) on the next Business Day.

ARTICLE 2
board nomination right

2.01	Nomination Right.

(a)	The Investor shall have the right to nominate one person acceptable to the Nomination Committee, acting reasonably, to act as a director of the Corporation (the “Omega Director”), so long as the Investor owns at least 9.99% (on an undiluted basis) of the outstanding Shares. The initial Omega Director shall be Hugo Beekman.

(b)	If a vacancy occurs because of the death, disability, retirement, resignation or removal for any reason of the Omega Director, the Investor may name another individual to fill such vacancy, and the Board, subject to Section 2.03, shall appoint such individual to the Board to fill the vacancy.

(c)	During the term of this Agreement, the Omega Director shall, provided he or she is an independent director within the meaning of applicable securities laws and Exchange policies and except as set forth in the proviso to Section 2.04(a), be eligible for selection in accordance with the Board’s appointment practices to serve as a member of each committee (whether standing or special) of the Board.

2.02	Corporation Obligations.

(a)	The Corporation will take all necessary actions to cause and maintain, during the term of this Agreement, the election or appointment, as applicable, of the Omega Director to the Board in accordance with the terms of this Agreement.

(b)	Without limiting the generality of Section 2.02(a), as soon as reasonably practicable following the Effective Date, the Corporation shall, if necessary, increase the size of the Board to eight (8) members and shall appoint the Omega Director to the Board with a term expiring at the next annual meeting of the Corporation’s shareholders. In connection with such annual meeting and each annual meeting thereafter during the term of this Agreement, the Corporation shall nominate the Omega Director for election as a director by the shareholders of the Corporation. In connection therewith, the Corporation shall provide a written request to the Investor detailing all information regarding the Omega Director and the Investor required to be included in the applicable management information circular or otherwise reasonably requested by the Corporation for inclusion therein, together with the date upon which such information is required to be delivered to the Corporation (which date shall be not less than 10 days following the date of such notice), and, following the Investor’s receipt of such request and on or prior to such specified due date, the Investor shall deliver such information to the Corporation.

(c)	Without limiting the generality of Section 2.02(a), following the date hereof, and for so long as the Investor has the right to nominate the Omega Director pursuant to Section 2.01(a), the Corporation agrees to undertake all necessary actions to assure that, with respect to each election of directors hereafter:

(i)	if the Omega Director’s term has ended or will end at the date of such election, nominate the Omega Director and include him or her in the Board’s slate of nominees and recommend and support the Omega Director for election to the Board; and

(ii)	such individual is included in any management information circular, proxy statement and/or proxy circular prepared by the Corporation in connection with soliciting proxies for every meeting of the shareholders of the Corporation called with respect to any election where the Omega Director’s term has ended or will end at the date of such election, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Corporation or the Board with respect to such election.

2.03	Director Qualifications.

(a)	If necessary to meet the applicable independence standards of applicable securities laws and the rules of the Exchange, the Investor will ensure that the Omega Director meets all such independence standards (including with respect to audit and compensation committees).

(b)	Notwithstanding anything herein to the contrary, the Corporation shall not be obligated to appoint, cause to be nominated for election to the Board or recommend to the shareholders the election of any individual as a director of the Corporation if the proposed Omega Director does not meet any eligibility criteria of general application determined or adopted by the Nominating Committee, acting reasonably, from time to time, and the Corporation shall promptly, and, if practicable, sufficiently in advance of any meeting of the shareholders called with respect to such election of nominees, notify the Investor of such determination and the Investor will have the right to propose an alternate individuals to the Board until the Board has agreed to nominate an individual so proposed for election to the Board.

2.04	Status of Nominees and Indemnification. While serving on the Board, the Omega Director shall be entitled to:

(a)	all the rights and privileges of the other members of the Board, including, without limitation, access to all notices, consents, minutes, documents, and other information and access to the Corporation’s outside advisors; provided, however, that the Omega Director shall not be entitled to observe or participate in, and shall upon the good faith request of the Board or any committee thereof recuse himself or herself from, any meeting or portion thereof at which the Board or any such committee is evaluating and/or taking action with respect to i) the exercise of any of the Corporation’s rights or enforcement of any of the obligations of the Investor under this Agreement or any other agreement to which the Investor or its affiliates is a party, or ii) any transaction proposed by or with or affecting the Investor or its affiliates;

(b)	be indemnified by the Corporation and covered by directors’ and officers’ insurance obtained by the Corporation, at least on the same terms as other members of the Board, and the Omega Director shall agree to abide by the written policies of the Board and committees thereof and the written policies of the Corporation applicable to members of the Board; and

(c)	enter into customary director indemnification agreements with the Corporation that will provide for the indemnification of the Omega Director to the fullest extent permitted by applicable law.

ARTICLE 3
Voting agreement

3.01	Voting Agreement

The Investor will vote all Shares it holds in favour of Management’s proposals on matters of routine business (being limited to the election of directors, the appointment of auditors, and, at the next annual meeting of shareholders only, the approval of the Corporation’s stock option plan or grants of securities or other participations thereunder) at any meeting of the shareholders of the Corporation held within 12 months of the Effective Date.

ARTICLE 4
GENERAL PROVISIONS

4.01	Termination

The rights of the Investor and the obligations of the Corporation set out in this Agreement shall terminate and be of no further force and effect upon the earlier of either: (i) written agreement of the parties; or (ii) the Investor at any time owning less than 9.99% of the outstanding Shares (on an undiluted basis). Upon the termination of this Agreement, the Investor shall, unless otherwise requested in writing by the Corporation, use reasonable efforts to cause its Nominee to promptly resign from the Board.

4.02	Further Assurances

Each party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the party requesting such further instrument, document or action, unless expressly indicated otherwise.

4.03	Regulatory Approvals

This Agreement and the completion from time to time of the transactions contemplated hereby are subject to receipt of all necessary regulatory approvals, including approval of the Exchange.

4.04	Registrations & Filings

The Investor may, in its sole discretion, effect such registrations, recordation or other public filings as it consider necessary or desirable to evidence the rights granted to it pursuant to this Agreement. The Investor acknowledges and agrees that the Corporation may be required to publicly file this Agreement pursuant to applicable securities laws or Exchange policies.

4.05	No Joint Venture

The parties agree that the transaction contemplated hereby (or any related agreement) is not intended to create a joint venture, partnership or any other form of legal association.

4.06	Governing Law

This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia (without regard to its laws relating to any conflicts of laws). The courts of the Province of British Columbia have jurisdiction to hear any dispute arising out of or in connection with this Agreement and the parties agree that the courts of the Province of British Columbia are the most appropriate and convenient courts to hear any such dispute.

4.07	Time of the Essence

Time is of the essence in this Agreement.

4.08	Severability

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

4.09	Notice

Any notice or other communication (in each case, a “notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to the Investor, to:

Omega Fund IV, L.P.
c/o Omega Fund Management LLC
185 Dartmouth Street, Suite 502
Boston, MA 02116

Attention: Hugo Beekman
Fax: [REDACTED: Personal Information.]

with a copy to:

Omega Fund Management LLC

185 Dartmouth Street, Suite 502

Boston, MA 02116

Attention: Anne-Mari Paster

If to the Corporation, to:

ESSA Pharma Inc.
Suite 720 - 999 West Broadway Street
Vancouver, BC V5Z 1K5

Attention: David Wood
Fax: [REDACTED: Personal Information.]

with a copy to:

Blake, Cassels & Graydon LLP
Suite 2600 - 595 Burrard Street
Vancouver, BC V7X 1L3

Attn: Joseph Garcia
Fax: [REDACTED: Personal Information.]

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

4.10	Amendment

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the parties. The failure by any party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of any party to enforce each and every provision. No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

4.11	Rule of Interpretation

The parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

4.12	Counterparts

This Agreement may be executed in one or more counterparts, and by the parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

4.13	Assignment

No party shall be entitled to transfer its rights or obligations under this Agreement without the prior written consent of the other party.

4.14	Third Party Beneficiaries

This Agreement is for the sole benefit of the parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

4.15	Entire Agreement

This Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto.

4.16	Effective Date

This agreement is effective as of the Effective Date.

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IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

OMEGA FUND IV, L.P., by its general partner, OMEGA FUND IV GP, L.P., by its general partner, OMEGA FUND IV GP MANAGER, LTD.

By:	(SIGNED) “Anne-Mari Paster”
Name: Anne-Mari Paster
Title: Managing Director, Chief Financial Officer

ESSA PHARMA INC.

By:	(SIGNED) “David Wood”
Name: David Wood
Title: Chief Financial Officer

Signature Page – Omega Nomination Rights Agreement